Exhibit 99.2

EXECUTION COPY

UNDERWRITING AGREEMENT

May 13, 2014

Hydrogenics Corporation
220 Admiral Boulevard
Mississauga, Ontario
L5T 2N6

Attention:	Mr. Daryl Wilson
President and Chief Executive Officer

Dear Sirs/Mesdames:

Canaccord Genuity Corp. and Canaccord Genuity Inc. (collectively, the “Lead Underwriter”), Craig-Hallum Capital Group LLC and Roth Capital Partners, LLC (together with the Lead Underwriter, the “Underwriters” and each individually, an “Underwriter”) understand that, subject to the terms and conditions stated herein, Hydrogenics Corporation, a corporation incorporated under the Canada Business Corporations Act (the “Company”), proposes to issue and sell to the Underwriters an aggregate of 1,000,000 common shares of the Company (the “Treasury Shares”), and that CommScope, Inc. of North Carolina (the “Selling Shareholder”) proposes to sell to the Underwriters an aggregate of 500,000 common shares of the Company (the “Secondary Shares”, and collectively with the Treasury Shares, the “Initial Shares”).

Subject to the terms and conditions contained in this Underwriting Agreement (the “Agreement”), the Underwriters severally and not jointly, in respect of their percentages set forth in Section 10 hereof, agree to purchase from the Company and the Selling Shareholder, and by their acceptance hereof, the Company and the Selling Shareholder, severally and not jointly, agree to sell to the Underwriters, all but not less than all of the Treasury Shares and the Secondary Shares, respectively, on the First Closing Date (as defined in Section 2(3)) for a purchase price of US$15.00 (the “Offering Price”) per Offered Share (as defined below), being an aggregate purchase price of US$22,500,000 against delivery of such Offered Shares.

In addition, the Company and Selling Shareholder, severally and not jointly, propose to grant to the Underwriters an option (the “Over-Allotment Option”), in respect of their percentages set forth in Section 10 hereof, exercisable in whole or in part at any time prior to 5:00 p.m. (Toronto time) on the day that is the 30th day following the First Closing Date, in the Underwriter’s sole discretion and without obligation, to purchase from each of the Company and the Selling Shareholder (on a pro rata basis in proportion to the total number of Treasury Shares and Secondary Shares sold as Initial Shares), up to an additional 150,000 common shares of the Company and 75,000 common shares held by the Selling Shareholder (each, an “Over-Allotment Share”) solely to cover over-allotments, if any, and for market stabilization purposes, upon the terms and conditions set forth herein. The Underwriters shall have the right to purchase the Over-Allotment Shares at the Offering Price per Over-Allotment Share.

Unless the context otherwise requires, all references to the “Treasury Shares” and “Secondary Shares” shall be deemed to include the Over-Allotment Shares issued and/or purchased on the exercise of the Over-Allotment Option. The Initial Shares and the Over-Allotment Shares issued and/or purchased on the exercise of the Over-Allotment Option are hereinafter referred to, collectively, as the “Offered Shares”. The Offered Shares shall have the material attributes described in and contemplated by the Final Prospectuses (as defined in Section 1(3)). The offering of the Offered Shares by the Company is hereinafter referred to as the “Offering”.

Section 1  Background and Interpretation.

(1)  The Company has prepared and filed with the securities regulatory authorities (the “Canadian Commissions”) in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador (the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus, dated March 31, 2014 (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus, dated April 8, 2014 in respect of up to US$100,000,000 aggregate principal amount of common shares, preferred shares, debt securities, subscription receipts, warrants, share purchase contracts and units of the Company (collectively, the “Shelf Securities”), pursuant to applicable securities laws of the Qualifying Jurisdictions and the respective rules, regulations, blanket rulings, orders and notices made thereunder and the local, uniform, national and multilateral instruments and policies adopted by the Canadian Commissions in the Qualifying Jurisdictions (collectively, as applied and interpreted, the “Canadian Securities Laws”). The Company selected the Ontario Securities Commission (the “Reviewing Authority”) as its principal regulator in respect of the offering of the Shelf Securities, and the Reviewing Authority has issued a decision document (a “Decision Document”) under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions on behalf of itself and the other Canadian Commissions for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus relating to the Shelf Securities, including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”). The Company has also prepared and filed with the Canadian Commissions in accordance with the Canadian Shelf Procedures a preliminary prospectus supplement, dated May 13, 2014, relating to the Offered Shares, which excluded certain pricing information (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”).

(2)  The Company has prepared and filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (File No. 333-194940) covering the registration of the Shelf Securities under the United States Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder (the “Securities Act”). Such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC in the form heretofore delivered or to be delivered to the Underwriters, has become effective in such form pursuant to Rule 467(b) under the Securities Act (the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time the registration statement became effective, each as amended at the time the registration statement became effective and including any post-effective amendment thereto, are hereinafter collectively called the “Registration Statement”). The base prospectus filed as part of the Registration Statement, including all documents incorporated therein by reference, filed prior to the date and time that this Agreement is delivered by the parties hereto, is hereinafter called the “U.S. Base Prospectus”; the preliminary prospectus supplement relating to the offering of the Offered Shares, including all documents incorporated therein by reference, filed with the SEC pursuant to General Instruction II.L of Form F-10 under the Securities Act on May 13, 2014, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus.”

(3)  In addition, the Company: (i) shall prepare and file with the Canadian Commissions in accordance with Section 5(f) hereof a final prospectus supplement relating to the Offered Shares, which includes the pricing information omitted from the Canadian Preliminary Prospectus (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Final Prospectus”); and (ii) shall prepare and file with the SEC pursuant to General Instruction II.L of Form F-10 and in accordance with Section 5(f) hereof a final prospectus supplement relating to the offering of the Offered Shares (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Final Prospectus”). The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are referred to herein as the “Preliminary Prospectuses,” and the U.S. Final Prospectus and the Canadian Final Prospectus are referred to herein as the “Final Prospectuses.” Any amendment to the Canadian Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, material change report, auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Offered Shares, where such document is deemed to be incorporated by reference into the Canadian Final Prospectus, is referred to herein collectively as the “Supplementary Material.” Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the SEC after the date of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the Securities Act and (ii) any such document so filed.

(4)  As used herein, the “Applicable Time” is 8:45 a.m. (Toronto time) on May 14, 2014. As used herein, a “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act.  The “General Disclosure Package” means the free writing prospectuses, if any, identified in Schedule “A” hereto, the U.S. Preliminary Prospectus, and the Offering Price and the number of Offered Shares, all to be included in the U.S. Final Prospectus.

(5)  All references in this Agreement to financial statements and other information which is “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be. All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus  shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Securities Act to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is incorporated by reference in or otherwise deemed by the Securities Act to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be.

(6)  For purposes of this Agreement, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall be deemed to include the copy filed with the Canadian Commissions pursuant to the System for Electronic Document Analysis and Retrieval. For purposes of this Agreement, all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, any issuer free writing prospectus and the U.S. Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system.

(7)  As used herein, “business day” shall mean a day on which each of the NASDAQ Global Market and the Toronto Stock Exchange is open for trading. The terms “herein,” “hereof,” “hereto,” “hereinafter” and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement. The term “or,” as used herein, is not exclusive.

(8)  The Underwriters shall offer the Offered Shares for sale to the public directly and through other duly registered investment dealers and brokers in the Qualifying Jurisdictions and the United States only as permitted by applicable law and upon the terms and conditions set forth in the Final Prospectuses and this Agreement. The Underwriters agree that they will not, directly or indirectly, distribute the Canadian Base Prospectus, Registration Statement, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than the Qualifying Jurisdictions or such states of the United States in which the Offered Shares are registered under United States federal securities laws and qualified or exempt from qualification under applicable United States state securities laws, in such manner as to require registration of the Offered Shares or the filing of a prospectus or any similar document with respect to the Offered Shares by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction. The Underwriters agree that each of the Underwriters that is not registered as a broker-dealer under Section 15 of the Exchange Act, will not offer or sell any Offered Shares in, or to persons who are nationals or residents of, the United States other than through one of its United States registered broker-dealer affiliates or otherwise in compliance with Rule 15a-6 under the Exchange Act. Sales of Offered Shares in the Qualifying Jurisdictions may be made only by or through a dealer appropriately registered under applicable Canadian Securities Laws or in circumstances where an exemption from the Canadian registered dealer requirements is available. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Company under this Agreement with respect to a default by another Underwriter under this paragraph.

Section 2  Purchase, Sale, Payment and Delivery of the Offered Shares.

The Company hereby confirms its agreement with the Underwriters concerning the purchase and sale of the Offered Shares as follows:

(1)  Public Offering of the Offered Shares. The Underwriters hereby advise the Company that the Underwriters intend to offer for sale to the public, initially on the terms set forth in the General Disclosure Package and the Canadian Final Prospectus, their respective portions of the Offered Shares as soon after this Agreement has been executed as the Underwriters, in their sole judgment, have determined is advisable and practicable. The Underwriters may from time to time, after the Offered Shares have initially been offered to the public, increase or decrease the Offering Price in the United States to such extent as may be determined by the Underwriters, and vary the Offering Price in Canada to the extent permitted by Canadian Securities Laws.

(2)  Underwriters’ Commission. In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Company and the Selling Shareholder each agree to pay to the Underwriters an underwriting fee equal to 5.25% of the gross proceeds of the Offering, such cash commission representing US$0.7875 per Initial Share and US$0.7875 per Over-Allotment Share (collectively, the “Underwriters’ Commission”). The Underwriters’ Commission may be deducted by the Underwriters from the proceeds of sale of the Initial Shares on the First Closing Date or the proceeds of sale of the Over-Allotment Shares on the Option Closing Date (as defined in Section 2(4)), as applicable. In addition, the Company agrees to pay to the Underwriters, and in the manner specified by the Lead Underwriter, all fees, disbursements and expenses incurred by the Underwriters in accordance with the provisions in Section 6 hereof.

(3)  The First Closing Date. Payment of the Offering Price for the Offered Shares shall be made to the Company and the Selling Shareholder by wire transfer against delivery of the Offered Shares to the Lead Underwriter, on behalf of the Underwriters, through the facilities of CDS Clearing and Depository Services Inc. (“CDS”) and/or The Depository Trust Company (“DTC”) for the respective accounts of the Underwriters, as applicable. Such payment and delivery shall be made at 8:00 a.m., Toronto time, on May 16, 2014 (the “First Closing Date”) (unless another time shall be agreed to by the Lead Underwriter, the Company and the Selling Shareholder, or unless postponed in accordance with the provisions of Section 10 hereof). Electronic transfer of the Initial Shares shall be made to the Lead Underwriter at the First Closing Date in such names and in such denominations as specified by the Lead Underwriter on behalf of the Underwriters. It is understood that the Lead Underwriter has been authorized, for their own account and the accounts of the non-defaulting Underwriters, to accept delivery of and receipt for, and make payment of the Offering Price for, the Initial Shares and any Over-Allotment Shares the Underwriters have agreed to purchase (subject to such adjustment as the Lead Underwriter may determine to eliminate fractional shares subject to adjustment in accordance with Section 10 hereof). The Lead Underwriter, individually and not as the Lead Underwriter of the Underwriters, may (but shall not be obligated to) make payment for any Offered Shares to be purchased by any Underwriter whose funds shall not have been received by the Lead Underwriter by the First Closing Date or the applicable Option Closing Date, as the case may be, for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

(4)  The Option Closing Date. In addition, the Company and the Selling Shareholder, jointly and not severally, hereby grant to the Underwriters the Over-Allotment Option to purchase, and upon the basis of the representations and warranties and subject to the terms and conditions set forth herein, the Underwriters shall have the right to purchase, severally and not jointly, from the Company and the Selling Shareholder, all or a portion of the Over-Allotment Shares as may be necessary to cover over-allotments made in connection with the offering of the Offered Shares, at the Offering Price per Over-Allotment Share. The Over-Allotment Option granted hereunder may be exercised at any time and from time to time in whole or in part upon notice by the Lead Underwriter to the Company and the Selling Shareholder, which notice may be given at any time prior to 5:00 p.m. (Toronto time) on the day that is the 30th day from the First Closing Date (the “Notice of Exercise”). The Notice of Exercise shall set forth: (i) the aggregate number of Over-Allotment Shares as to which the Underwriters are exercising the option; (ii) the names and denominations in which the Over-Allotment Shares are to be registered through the facilities of CDS and/or DTC, as applicable; and (iii) the time, date and place at which payment and delivery are to be made in respect of the Over-Allotment Shares (which time and date may be simultaneous with, but not earlier than the First Closing Date; and in the event that such time and date are simultaneous with the First Closing Date, the term “First Closing Date” shall refer to the time and date of delivery of certificates for the Initial Shares and such Over-Allotment Shares through the facilities of CDS and/or DTC). Any such time and date of delivery, if subsequent to the First Closing Date, is called an “Option Closing Date” and shall be determined by the Lead Underwriter and shall not be earlier than three nor later than five full business days after the date of delivery of such Notice of Exercise. If any Over-Allotment Shares are to be purchased, each Underwriter agrees, severally and not jointly, to purchase the number of Over-Allotment Shares (subject to such adjustment as the Lead Underwriter may determine to eliminate fractional shares) that bears the same proportion to the total number of Over-Allotment Shares to be purchased as the number of Offered Shares set forth opposite the name of such Underwriter in Section 10 hereof bears to the total number of Offered Shares subject to adjustment in accordance with Section 10 hereof. The Lead Underwriter may cancel the Over-Allotment Option at any time prior to its expiration by giving written notice of such cancellation to the Company and the Selling Shareholder.

(5)  Delivery of the Offered Shares and Closing Mechanics. The Company and the Selling Shareholder shall each deliver, or cause to be delivered, to the Lead Underwriter for the accounts of the Underwriters, the Initial Shares at the First Closing Date, against the irrevocable release of a wire transfer of immediately available funds for the amount of the Offering Price therefor. Each of the Company and the Selling Shareholder shall also deliver, or cause to be delivered, to the Lead Underwriter for the accounts of the Underwriters, the Over-Allotment Shares the Underwriters have agreed to purchase at the First Closing Date or the applicable Option Closing Date, as the case may be, against the irrevocable release of a wire transfer of immediately available funds for the amount of the Offering Price therefor. The Offered Shares shall be registered in such names and denominations as the Lead Underwriter shall have requested at least one full business day prior to the First Closing Date (or the applicable Option Closing Date, as the case may be). Deliveries of the documents described in Section 7 hereof with respect to the purchase of the Offered Shares shall be made at the offices of Torys LLP at 8:00 a.m., Toronto time, or at such other place as the Lead Underwriter, the Company and the Selling Shareholder may agree, on the First Closing Date or the Option Closing Date, as the case may be. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

Section 3  Representations and Warranties of the Company.

The Company hereby represents and warrants to each Underwriter, as of the date of this Agreement, as of the First Closing Date and as of each Option Closing Date, and covenants with each Underwriter, as follows:

(a)
Forms F-10 and F-X. The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and is eligible to use Form F-10 under the Securities Act to register the offering of the Offered Shares under the Securities Act. The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects to the requirements of the Securities Act.

(b)
Compliance with Regulations. The Company is eligible to use the Canadian Shelf Procedures. No cease trade order preventing or suspending the use of the Canadian Preliminary Prospectus or the Canadian Final Prospectus or preventing the distribution of the Offered Shares has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian Commissions; as of their respective dates, the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Commissions in the Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. On the First Closing Date and each Option Closing Date (as such term is defined in Section 2), if any, (i) the Canadian Final Prospectus will comply in all material respects with the Canadian Securities Laws, (ii) the U.S. Final Prospectus will conform with the Canadian Final Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, and (iii) the Canadian Final Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the First Closing Date and each Option Closing Date, full, true and plain disclosure of all material facts relating to the Offered Shares, that is required to be in the Canadian Final Prospectus and the U.S. Final Prospectus, and did not at the respective dates thereof, and will not at the First Closing Date and each Option Closing Date, contain a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties contained in clause (iii) of this sentence shall not apply to any statements or omissions made in reliance upon and in conformity with information provided in writing to the Company by the Underwriters, or their representatives, expressly for use therein, it being understood and agreed that the only such information furnished to the Company by the Underwriters expressly for use in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, any free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the U.S. Final Prospectus, the Canadian Final Prospectus or any Supplementary Material (or any amendment or supplement thereto) are the statements set forth therein under the captions “Underwriting – Commissions and Expenses” and “Underwriting - Price Stabilization and Short Positions” as set forth in Section 11 hereof. To its knowledge, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters.

(c)
Compliance With U.S. Requirements. The Registration Statement has become effective under the Securities Act.  The Company has complied to the SEC’s satisfaction with all requests of the SEC for additional or supplemental information, if any. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the SEC. The U.S. Preliminary Prospectus complied, and the U.S. Final Prospectus will comply, in all material respects, with the Securities Act and the U.S. Preliminary Prospectus is, and the U.S. Final Prospectus will be, identical in all material respects to the copies thereof delivered or that will be delivered to the Underwriters for use in connection with the offer and sale of the Offered Shares. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at the First Closing Date, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the Applicable Time, the General Disclosure Package did not, and at the First Closing Date and each Option Closing Date, the General Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Final Prospectus, as amended or supplemented, as of its date and at the First Closing Date and each Option Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences do not apply to the omission of pricing information or the statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the U.S. Final Prospectus or the General Disclosure Package, or any amendments or supplements thereto, made in reliance upon and in conformity with information provided in writing to the Company by the Underwriters expressly for use therein, it being understood and agreed that the only such information furnished to the Company by the Underwriters expressly for use in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, any free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the U.S. Final Prospectus, the Canadian Final Prospectus or any Supplementary Material (or any amendment or supplement thereto) are the statements set forth therein under the captions “Underwriting – Commissions and Expenses” and “Underwriting - Price Stabilization and Short Positions” as set forth in Section 11 hereof. There are no contracts or other documents required to be described in the General Disclosure Package or the U.S. Final Prospectus or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

(d)
Reporting Issuer and TSX Status. The Company is a “reporting issuer” (a) in the Qualifying Jurisdictions, and (b) in good standing under Canadian Securities Laws. The Company is not in material default of any requirement of such legislation and is in all material respects in compliance with the by-laws, rules and regulations of the Toronto Stock Exchange (“TSX”).

(e)
Short Form Eligibility. The Company (a) meets the general eligibility requirements to use the Canadian Shelf Procedures, and (b) is eligible to file a prospectus in the form of a short form prospectus under NI 44-101.

(f)
Ineligible Issuer. The Company is not an “ineligible issuer” in connection with the offering of the Offered Shares pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the SEC in accordance with the requirements under the Securities Act. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act including timely filing with the SEC or retention where required and legending, and each such free writing prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Shares did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the U.S. Final Prospectus or the U.S. Preliminary Prospectus that has not been superseded or modified. Except for the free writing prospectuses, if any, identified in Schedule “A“ hereto, the Company has not prepared, used or referred to, and will not, without the Underwriters’ prior consent, prepare, use or refer to, any free writing prospectus.

(g)
Incorporated Documents. Each document filed or to be filed with the Canadian Commissions that is or will be incorporated or deemed to be incorporated by reference in the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied or will comply when so filed in all material respects with Canadian Securities Laws, and did not, does not and will not contain a misrepresentation as defined under Canadian Securities Laws, and none of such documents contained, contains or will contain at the time of its filing any untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not misleading.

(h)
Reports and Documents, etc. There are no reports or information that, in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the offering of the Offered Shares that have not been made publicly available as required; no material change reports or other documents have been filed on a confidential basis with the Reviewing Authority or the other Canadian Commissions that remain confidential as of the date hereof; there are no documents required to be filed with the Reviewing Authority or the other Canadian Commissions in connection with the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus that have not been filed as required.

(i)
Liabilities. Neither the Company nor any Subsidiary (as defined below) has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the financial statements of the Company or referred to or disclosed herein, other than liabilities, obligations, or indebtedness or commitments (i) incurred in the normal course of business, or (ii) which would not be a Material Adverse Change (as defined below).

(j)
Offering Materials Furnished to Underwriters. The Company has delivered to the Underwriters one complete manually signed copy of the registration statement on Form F-10, each amendment thereto and each consent and certificate of experts filed as a part thereof, and conformed copies (to the extent such documents contain signatures) of the registration statement on Form F-10 and each amendment thereto, the Preliminary Prospectuses, the General Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, as amended or supplemented, and any free writing prospectus reviewed and consented to by the Underwriters, in such quantities and at such places as the Underwriters have reasonably requested.

(k)
Distribution of Offering Material By the Company. The Company has not distributed and will not distribute, prior to the later of (i) the expiration of the terms of the Over-Allotment Option granted to the Underwriters, and (ii) the completion of the Underwriters’ distribution of the Offered Shares, any offering material in connection with the offering and sale of the Offered Shares other than the Preliminary Prospectuses, the Canadian Final Prospectus, the U.S. Final Prospectus, any free writing prospectus reviewed and consented to by the Lead Underwriter on behalf of the Underwriters, or the Registration Statement.

(l)
The Underwriting Agreement. This Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, except as rights to indemnification hereunder may be limited by applicable law and except as the enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

(m)
No Material Adverse Change. Except as otherwise disclosed in the General Disclosure Package and the Final Prospectuses, subsequent to the respective dates as of which information is given therein: (i) there has been no material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the condition, financial or otherwise, or in the earnings, business, operations or prospects, whether or not arising from transactions in the ordinary course of business, of the Company and its Subsidiaries (as defined below), considered as one entity (any such change is called a “Material Adverse Change”), (ii) the Company and its Subsidiaries considered as one entity, have not incurred any material liability or obligation, indirect, direct or contingent, not in the ordinary course of business nor entered into any material transaction or agreement not in the ordinary course of business and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or other Subsidiaries, any of its Subsidiaries on any class of share capital or repurchase or redemption by the Company or any of its Subsidiaries of any class of share capital. Except as would not, individually or in the aggregate, have a Material Adverse Change, neither the Company nor any Subsidiary has sent or received any communication regarding termination of, or intent not to renew, any of the contracts, agreements or customer relationships referred to or described in General Disclosure Package or the Final Prospectuses.

(n)
Independent Accountants. PricewaterhouseCoopers LLP, who have delivered their report with respect to the financial statements of the Company as described in the Canadian Final Prospectus and supporting schedules filed with the SEC as a part of the Registration Statement and included in the Preliminary Prospectuses, the General Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus are (i) independent public, certified public or chartered accountants as required by the Securities Act, the Exchange Act and applicable Canadian Securities Laws, (ii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X and (iii) a registered public accounting firm as defined by the Public Company Accounting Oversight Board (the “PCAOB”) whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn. There has not been any “reportable event” (as that term is defined in National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators) with PricewaterhouseCoopers LLP or any other prior auditor of the Company or any of its Subsidiaries.

(o)
Preparation of the Financial Statements. The financial statements of the Company filed with the SEC as a part of the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the General Disclosure Package and the Final Prospectuses present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries (as defined below) as of and at the dates indicated and the results of their operations and cash flows for the periods specified. The supporting schedules included in the Registration Statement present fairly, in all material respects, the information required to be stated therein. Such financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto. No other financial statements are required by the Securities Act or the Canadian Securities Laws to be included or incorporated by reference in the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses. To the knowledge of the Company, no person who has been suspended or barred from being associated with a registered public accounting firm, or who has failed to comply with any sanction pursuant to Rule 5300 promulgated by the PCAOB, has participated in or otherwise aided the preparation of, or audited, the financial statements, supporting schedules or other financial data filed with the SEC as a part of the Registration Statement and included in the General Disclosure Package and/or Final Prospectuses.

(p)
Tax Disclosure. The statements set forth in the General Disclosure Package and the Final Prospectuses under the captions “Certain Income Tax Considerations,” and “Eligibility for Investment”, insofar as they purport to describe the tax consequences to holders of the ownership and disposition of the Offered Shares or legal conclusions with respect thereto, and subject to the limitations, qualifications and assumptions set forth therein, are a fair and accurate summary of the matters set forth therein.

(q)
Company’s Accounting System. Each of the Company and its Subsidiaries (as defined below) makes and keeps accurate books and records and maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, whether written, oral or implied, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, whether written, oral or implied, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. No material weakness has been identified in the Company’s internal control over financial reporting (whether or not remediated) and, except as set forth in the General Disclosure Package and Final Prospectuses, since December 31, 2013, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(r)
Incorporation and Good Standing of the Company and its Subsidiaries. Each of the Company and its subsidiaries listed on Schedule “B“ (collectively, the “Subsidiaries”), has been duly incorporated or organized, as the case may be, and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation or organization and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and Final Prospectuses and, in the case of the Company, to enter into and perform its obligations under this Agreement and each of the Company and its Subsidiaries is duly qualified as a corporation, foreign corporation or extra-provincial corporation, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, result in a Material Adverse Change. All of the issued and outstanding capital shares or other equity or ownership interests of each Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim.  Except for the pre-emptive or participation rights of General Motors Corporation under its Governance Agreement with the Company dated October 16, 2001 (the “GM Agreement”) and of Enbridge Inc. under its Subscription Agreement with the Company dated April 20, 2012 (the “Enbridge Agreement”) (both of which have been irrevocably waived for the purposes of the Offering), no person has any agreement, option, warrant, conversion right, other right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement with the Company or its Subsidiaries for the purchase, subscription for or issuance of any of the issued or unissued securities of the Subsidiaries. The Company does not own or control, directly or indirectly, any corporation, association or other entity other than as disclosed in Schedule “B“.

(s)
Minute Books. The corporate records and minute books of each of the Company and its Subsidiaries contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders of the Company and its Subsidiaries held since incorporation, and originals or copies of all resolutions and by-laws duly passed or confirmed by the directors or shareholders of the Company and its Subsidiaries other than at a meeting.

(t)
Capitalization and Other Share Capital Matters. The authorized, issued and outstanding share capital of the Company is as set forth in the Final Prospectuses as of the date specified therein and there have been no material changes to the share capital except for subsequent issuances, if any, pursuant to the Company’s Equity Compensation Plans (as defined below) as described in the Final Prospectuses or upon the exercise of outstanding options or warrants described in the Final Prospectuses.  The Offered Shares conform in all material respects to the description thereof contained in the General Disclosure Package and the Final Prospectuses. All of the issued and outstanding common shares in the capital of the Company (the “Common Shares”) have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with all applicable United States and Canadian Securities Laws. None of the Common Shares were issued in violation of any pre-emptive rights, resale right, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company created by law or the Company, except for the pre-emptive or participation rights in the GM Agreement and the Enbridge Agreement. The Treasury Shares have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company as provided herein, will be validly issued, fully paid and non-assessable, and the issuance and sale of the Treasury Shares is not subject to any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Treasury Shares created by law or the Company. The Treasury Shares, when issued and delivered against payment therefore as provided herein, will be free of any restriction upon the voting or transfer thereof pursuant to the Company’s articles or bylaws or any agreement or other instrument to which the Company is a party or by which the Company is bound.

(u)
No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Registration Statement or the Canadian Final Prospectus or included in the offering contemplated by this Agreement.

(v)
Rights to Purchase Securities. Except as described in the General Disclosure Package and the Final Prospectuses, the pre-emptive or participation rights in the GM Agreement and the Enbridge Agreement, and other than any outstanding options issued pursuant to the Equity Compensation Plans (as defined below), there are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any Common Shares of the Company or any of its Subsidiaries.

(w)
Equity Compensation Plans. The description of the Company’s omnibus equity-based compensation plan, legacy stock option plan and legacy restricted share unit plan (collectively, the “Equity Compensation Plans”), and the options or other rights granted thereunder, as set forth in the General Disclosure Package and Final Prospectuses accurately and fairly presents, in all material respects, the information required to be shown with respect to such plans, arrangements, options and rights.

(x)
Pension, Benefit Plans etc. Other than the Equity Compensation Plans and health, dental and group life insurance benefits for the employees of the Company and its Subsidiaries, there are no benefit plans relating to the employees of the Company, including profit sharing, pension or other deferred compensation arrangements, retirement, health or insurance plans (oral or written), other than the Canada Pension Plan and other similar health plans established and administered by any other provincial workers’ compensation insurance provided pursuant to statute.

(y)
Forward-Looking Information or Statements. Any “forward-looking information” (within the meaning of the Canadian Securities Laws) and each “forward-looking statement” (within the meaning of Section 27A of the Securities Act or Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses and the free writing prospectuses, if any, has been made or reaffirmed (to the extent not modified or superseded) on a reasonable basis and in good faith, as at the date such statement was made.

(z)
Stock Exchange Listings. The Company’s outstanding Common Shares (including the Secondary Shares) are listed for trading on the NASDAQ Global Market (“NASDAQ”) under the symbol “HYGS”, and the Treasury Shares are approved for listing, subject to official notice of issuance, on NASDAQ. The Company’s outstanding Common Shares (including the Secondary Shares) are listed and posted for trading on the TSX under the symbol “HYG”. Concurrently with the execution of this Agreement, the Company has applied for conditional approval for listing and trading of the Treasury Shares on the TSX, subject to satisfaction by the Company of the conditions imposed by the TSX; subject to the foregoing, all acts have been taken and all documents have been filed under the Canadian Securities Laws and TSX and NASDAQ rules (except post-closing matters) to enable the Treasury Shares to trade on the TSX and NASDAQ.

(aa)
Share Certificates. Any certificates for the Treasury Shares are in due and proper form and conform to the requirements of the Canada Business Corporations Act, the articles of incorporation of the Company and applicable requirements of the TSX, NASDAQ, CDS and DTC or have been otherwise approved by the TSX and NASDAQ and made eligible by CDS and/or DTC.

(bb)
Directors and Officers.  To the knowledge of the Company, none of the directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(cc)
Executive Compensation. The directors and officers of the Company are as disclosed in the General Disclosure Package and the Final Prospectuses and the information therein relating to their compensation is accurate as at the dates for which it is given.

(dd)	Transfer Agent. CST Trust Company has been duly appointed as registrar and transfer agent for the Common Shares of the Company, including the Offered Shares.

(ee)
Non-Contravention of Existing Instruments; No Further Authorizations or Approvals Required. Neither the Company nor any of its Subsidiaries is in violation of its articles or by-laws, partnership agreement or operating agreement or similar organizational document, as applicable, or is in default (or, with the giving of notice or lapse of time, would be in default) (“Default”) under any indenture, mortgage, loan or credit agreement, note, guarantee, contract, franchise, lease or other instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound (including, without limitation, any credit agreement, guarantee, indenture, pledge agreement, security agreement or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness of the Company or any of its Subsidiaries), or to which any of the property or assets of the Company or any of its Subsidiaries is subject (each, an “Existing Instrument”), except for such Defaults as would not be reasonably expected to, individually or in the aggregate, result in a Material Adverse Change. The Company’s execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby and by the General Disclosure Package and Final Prospectuses and the issuance and sale of the Offered Shares (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the articles or the by-laws, partnership agreement or operating agreement or similar organizational document of the Company or any Subsidiary, as applicable, (ii) will not conflict with or constitute a breach of, or Default or a Debt Repayment Triggering Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument and (iii) will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any Subsidiary, except, with respect to clauses (ii) and (iii), conflicts or violations that would not reasonably be expected to result in a Material Adverse Change. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required for the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and by the General Disclosure Package and Final Prospectuses, except such as have been obtained or made or, as contemplated by this Agreement, will be obtained or made, by the Company and are in full force and effect under the Securities Act, applicable Canadian Securities Laws, applicable state securities or blue sky laws and from the Financial Industry Regulatory Authority (“FINRA”). As used herein, a “Debt Repayment Triggering Event” means any event or condition which gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its Subsidiaries.

(ff)
No Material Actions or Proceedings. There are no legal or governmental actions, actions, suits, claims, investigations or proceedings pending or, to the Company’s knowledge, threatened or contemplated (i) against or affecting the Company or any of its Subsidiaries, (ii) which have as the subject thereof any officer or director (in his or her capacity as such) of, or property owned or leased by, the Company or any of its Subsidiaries or (iii) relating to environmental or discrimination matters, where in any such case (A) there is a reasonable possibility that such action, suit or proceeding might be determined adversely to the Company, such Subsidiary or such officer or director, (B) any such action, suit or proceeding, if so determined adversely, would reasonably be expected to result in a Material Adverse Change or materially and adversely affect the consummation of the transactions contemplated by this Agreement and (C) any such action, suit or proceeding is or would be material in the context of the sale of the Offered Shares. No material labour dispute with the employees or independent contractors of the Company or any of its Subsidiaries, or, to the Company’s knowledge, with the employees of any principal supplier, manufacturer, customer or contractor of the Company, that, in either case, would reasonably be expected to result in a Material Adverse Change, exists or, to the best of the Company’s knowledge, is threatened or imminent. Except as set forth in the General Disclosure Package and Final Prospectuses, the Company has not been party to any material affiliated-party transactions or any off-balance sheet arrangement (as defined in General Instruction B.(11) of Form 40-F) during the most recent three fiscal years.

(gg)
Trade Union, etc. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Company’s employees by way of certification, interim certification, voluntary recognition, designation or successor rights under the Ontario Labour Relations Act or any similar legislation.

(hh)
Employment Standards, Human Rights Legislation. There are no complaints against the Company before any government employment standards branch, tribunal or human rights tribunal, nor, to the knowledge of the Company, are there any threatened complaints or any occurrence that may reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation, that in either case would reasonably be expected to result in a Material Adverse Change. There are no outstanding decisions or settlements or pending settlements under any employment standards legislation that place any obligation upon the Company to do or to refrain from doing any act. The Company is not delinquent in any material respect in payments to any of its employees, consultants or independent contractors for any wages, salaries, commissions, bonuses or other direct compensation for any service performed for it or amounts required to be reimbursed to such employees, consultants or independent contractors, and all such amounts have been properly accrued in the books and records of the Company. The Company has complied in all material respects with all applicable laws related to employment, including those related to wages, hours and the payment and withholding of taxes and other sums as required by law.

(ii)
Proposed Acquisition. There are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company or any of its Subsidiaries of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(jj)
Intellectual Property Rights. The Company or one of its Subsidiaries is the owner of all right, title and interest in and to, or has a valid and enforceable right to use pursuant to a written license, all trademarks, trade names, service marks, patents, patent applications, other patent rights, copyrights, domain names, software, inventions, processes, databases, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and other similar intellectual property rights, whether registered or unregistered and in any jurisdiction (collectively, “Intellectual Property Rights”) reasonably necessary to conduct their respective businesses as now conducted (“Company Intellectual Property Rights”), free and clear of all liens and encumbrances. To the knowledge of the Company, the Company and each of its Subsidiaries’ businesses as now conducted does not infringe, conflict with or otherwise violate any Intellectual Property Rights of others, and neither the Company nor any of its Subsidiaries has received, or has any reason to believe that it will receive, any notification of any pending or threatened actions, suits or proceedings by third parties for infringement or conflict with asserted Intellectual Property Rights of others, or any facts or circumstances which would render any Company Intellectual Property Rights invalid or inadequate to protect the interest of the Company or its Subsidiaries therein. To the knowledge of the Company, there is no infringement by third parties of any Company Intellectual Property Rights. There is no pending or, to the knowledge of the Company, threatened action, suit, proceeding, material opposition, re-examination or claim relating to Company Intellectual Property Rights. The Company is not a party to or bound by any options, licenses or agreements with respect to the Intellectual Property Rights of any other person or entity that are required to be set forth in the Canadian Final Prospectus and the U.S. Final Prospectus and are not described therein (the General Disclosure Package contains in all material respects the same description of the matters set forth in the preceding sentence contained in the Canadian Final Prospectus and the U.S. Final Prospectus). All licenses for Company Intellectual Property Rights or for Intellectual Property Rights used by the Company or any of its Subsidiaries are valid, binding upon and enforceable by or against the Company or its Subsidiaries, as applicable, and, to the Company’s knowledge, against the parties thereto in accordance with their terms. None of the technology employed by the Company or any of its Subsidiaries has been obtained or is being used by the Company or any of its Subsidiaries in violation of any contractual obligation binding on the Company or any of its Subsidiaries or, to the Company’s knowledge, any of its or its Subsidiaries’ officers, directors or employees or otherwise in violation of the rights of any third party. All material assignments from inventors to the Company have been obtained and filed with the appropriate patent offices for all of the Company’s patent applications. The Company and each of its Subsidiaries has taken all commercially reasonable steps to protect, maintain and safeguard each of their respective rights in all Company Intellectual Property Rights, including the execution of appropriate nondisclosure and confidentiality agreements.

(kk)
All Necessary Permits, etc. Each of the Company and its Subsidiaries possesses such valid and current certificates, authorizations or permits issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct its business, except where the failure to possess such certificates, authorizations or permits would not, individually or in the aggregate, result in a Material Adverse Change, and neither the Company nor any of its Subsidiaries has received, or has any reason to believe that it will receive, any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, could result in a Material Adverse Change.

(ll)
Title to Properties. The Company and each of its Subsidiaries has good and marketable title to all property and other assets reflected as owned in its financial statements incorporated by reference in the Preliminary Prospectuses and Final Prospectuses, in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, adverse claims and other defects, except for those currently effective registrations set out in the personal property security registry under the Personal Property Security Act (Ontario) and such as do not materially and adversely affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Company or such Subsidiary. The real property, improvements, equipment and personal property held under lease by the Company or any Subsidiary are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such Subsidiary.

(mm)
Tax Law Compliance. The Company and its consolidated Subsidiaries have filed all necessary United States federal, Canadian federal and all other foreign, provincial, state, local or other income and franchise tax returns or have properly requested extensions thereof and have paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them except as may be being contested in good faith and by appropriate proceedings, except for such failure to pay as would not, individually or in the aggregate, result in a Material Adverse Change. The Company has made adequate charges, accruals and reserves in its financial statements included or incorporated by reference in the Preliminary Prospectuses and Final Prospectuses in respect of all United States federal, Canadian federal, state, provincial, foreign, local and other income and franchise taxes for all periods as to which the tax liability of the Company or any of its consolidated Subsidiaries has not been finally determined.

(nn)
Company is not an “Investment Company”. The Company has been advised of the rules and requirements under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company is not, and will not be, either at the time of receipt of payment for the Offered Shares, as applicable, or after the application of the proceeds therefrom as described in the General Disclosure Package and Final Prospectuses, registered or required to be registered as an “investment company” within the meaning of the Investment Company Act.

(oo)
Company is not a “Passive Foreign Investment Company”. As of the date hereof, the Company believes, after due inquiry, and based on its current operations and expected financial results, that it will not constitute a “passive foreign investment company,” as such term is defined in the Internal Revenue Code of 1986, as amended (the “Code”), for its current taxable year ending December 31, 2014.

(pp)
Company is not a “Controlled Foreign Corporation”. As of the date hereof, the Company is not a “controlled foreign corporation,” as such term is defined in the Code, and does not expect to become a controlled foreign corporation.

(qq)
Insurance. Each of the Company and its Subsidiaries is insured by recognized, financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for its business including, but not limited to, policies covering real and personal property owned or leased by the Company and its Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes and policies covering the Company and its material Subsidiaries for product liability claims. The Company has no reason to believe that it or any Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change. Neither the Company nor any Subsidiary has been denied any insurance coverage which it has sought or for which it has applied in the past two years.

(rr)
No Price Stabilization or Manipulation; Compliance with Regulation M. The Company has not taken, nor will the Company take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares, as applicable, or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) whether to facilitate the sale or resale of the Common Shares, as applicable, or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

(ss)
Officers’ Certificates. The information contained in the officers’ certificates rendered to the Underwriters by any officer(s) of the Company in compliance with the Company’s obligations to the underwriters under this Agreement are true and accurate and not misleading and all expressions of opinion, intention or expectation contained in them are honestly and fairly based and no material fact has been omitted.

(tt)
Working Capital. Taking into account the available working capital and the net proceeds receivable by the Company following the sale of the Offered Shares, the Company has sufficient working capital for its present requirements that is for a period of at least 12 months from the date of the Preliminary Prospectuses.

(uu)
Related Party Transactions. There are no business relationships or related-party transactions involving the Company or any of its Subsidiaries or any other person required to be described which have not been described as required in the General Disclosure Package and Final Prospectuses.

(vv)
FINRA Matters. All of the information provided to the Underwriters or to counsel for the Underwriters by the Company and, to the knowledge of the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Conduct Rule 5110, 5121 or 5190 is true, complete and correct in all material aspects.

(ww)
Parties to Lock-Up Agreements. Each of the Company’s directors and officers listed on Exhibit “A” has executed and delivered to the Underwriters a lock-up agreement in the form of Exhibit “B” hereto (the “Lock-Up Agreement”). If any additional persons shall become directors or officers of the Company prior to the end of the Lock-Up Period (as such term is defined in the Lock-Up Agreement), the Company shall cause each such person, prior to or contemporaneously with their appointment or election as a director or officer of the Company, to execute and deliver to the Underwriters an agreement in the form attached hereto at Exhibit “B”.

(xx)
Statistical and Market-Related Data. The statistical, demographic and market-related data included in the Registration Statement, General Disclosure Package and Final Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate or represent the Company’s good faith estimates that are made on the basis of data derived from such sources.

(yy)
No Unlawful Contributions or Other Payments. Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any employee or agent of the Company or any Subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, provincial, state, local, municipal or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws.

(zz)
Compliance with Environmental Laws. Except as described in the General Disclosure Package and Final Prospectuses and except as would not, singly or in the aggregate, result in a Material Adverse Change, (i) neither the Company nor any of its Subsidiaries is in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (ii) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are in compliance with their requirements, (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(aaa)
Brokers. Except pursuant to this Agreement, neither the Company nor any of the Subsidiaries has incurred any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or by the Registration Statement.

(bbb)
No Outstanding Loans or Other Extensions of Credit. Since December 31, 2011, neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed any extension of credit, in the form of a personal loan, to or for any shareholder, director or executive officer (or equivalent thereof) of the Company and/or such Subsidiary except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act, and no loan made prior to such filing remains outstanding.

(ccc)
Compliance with Laws. The Company has not been advised, and has no reason to believe, that it or any of its Subsidiaries is not conducting business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting business, except where failure to be so in compliance would not result in a Material Adverse Change.

(ddd)
Dividend Restrictions. Except (i) as disclosed in the General Disclosure Package and Final Prospectuses or (ii) as may be restricted by applicable law, no Subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Subsidiary’s equity securities or from repaying to the Company or any other Subsidiary of the Company any amounts that may from time to time become due under any loans or advances to such Subsidiary from the Company or from transferring any property or assets to the Company or to any other Subsidiary.

(eee)
Foreign Corrupt Practices Acts. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation of the Foreign Corrupt Practices Act of 1977 (United States), as amended, and the rules and regulations thereunder (the “FCPA”), and the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any “foreign public official” (as such term is defined in the CFPOA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA; and the Company and its Subsidiaries will monitor their respective businesses to ensure compliance with the FCPA and the CFPOA, as applicable, and, if violations of the FCPA or the CFPOA are found, will take remedial action to remedy such violations.

(fff)
Money Laundering Laws. The operations of the Company and its Subsidiaries are, and have been conducted at all times, in compliance with all material applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 (United States), as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ggg)
OFAC. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC.

(hhh)
Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal controls over financial reporting” within the meaning of such terms under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and is in compliance with the certification requirements thereof with respect to the Company’s annual and interim filings with Canadian securities regulators. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act). The Company has established and maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company is not aware of any material weaknesses in its internal control over financial reporting.

(iii)
Audit Committee. The Company’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), Rule 10A-3 under the Exchange Act and the NASDAQ marketplace rules. The audit committee of the Company operates in accordance with all material requirements of NI 52-110 and has adopted a charter that satisfies the Exchange Act and the NASDAQ marketplace rules.

(jjj)
U.S. Underwriter. No withholding tax imposed under the federal laws of Canada or the laws of any province or territory of Canada will be payable in respect of the payment of any fee as contemplated by this Agreement to an Underwriter that, for purposes of the Income Tax Act (Canada) (the “Act”) is not resident in Canada (nor deemed to be resident in Canada) and does not carry on business in Canada, but is resident in the United States for purposes of the Canada – United States Tax Convention (the “Convention”) or if a partnership, all the members of which are not resident in Canada for the purposes of the Act but are resident in the United States for purposes of the Convention, (a “U.S. Underwriter”), provided that (i) such U.S. Underwriter deals at arm’s length with the Company, (ii) that any such fee is payable in respect of services rendered by or on behalf of such U.S. Underwriter wholly outside of Canada that are performed by such U.S. Underwriter in the ordinary course of business carried on by it that includes the performance of such services for a fee, and (iii) and any such amount is reasonable in the circumstances. No goods and services tax imposed under the federal laws of Canada will be collectible by a U.S. Underwriter in respect of the payment of any fee as contemplated by this Agreement to any U.S. Underwriter, provided that any such fee is payable in respect of services performed by such U.S. Underwriter wholly outside of Canada.

In this Agreement, a reference to “knowledge” of the Company, means the knowledge of the executive officers of the Company after reasonable inquiry.

Any certificate signed by any officer on behalf of the Company or any of the Subsidiaries and delivered to the Underwriters or counsel for the Underwriters in connection with the offering of the Offered Shares shall be deemed to be a representation and warranty by the Company or Subsidiary, as the case may be, as to matters covered thereby, to each Underwriter.

The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 7 hereof, counsel to the Company and counsel to the Underwriters will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 4  Representations and Warranties of the Selling Shareholder.

The Selling Shareholder represents and warrants to each of the Underwriters and the Company that, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Secondary Shares:

(a)
Incorporation and Good Standing. The Selling Shareholder is a corporation duly incorporated, validly existing and in good standing under the laws of North Carolina and it has the requisite power, authority and capacity to own its property and assets and to enter into this Agreement and to perform its obligations hereunder and thereunder, including to sell the Secondary Shares to the Underwriters.

(b)
Underwriting Agreement. This Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Selling Shareholder, enforceable in accordance with its terms, except as rights to indemnification hereunder may be limited by applicable law and except as the enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

(c)
No Approvals. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required of the Selling Shareholder in connection with the execution and delivery of or with the performance by the Selling Shareholder of its obligations under this Agreement, except compliance with the Securities Act, applicable Canadian Securities Laws, applicable state securities or blue sky laws with regard to the distribution of the Secondary Shares, if any, in the Qualifying Jurisdictions.

(d)
No Breach. The Selling Shareholder is not in material violation of, and the execution and delivery of this Agreement and the performance by the Selling Shareholder of its obligations hereunder will not result in any material breach or violation of, or be in material conflict with, or constitute a material default under, or create a state of facts which after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or equivalent organizational documents of the Selling Shareholder or any resolution of the directors or shareholders of the Selling Shareholder or any material judgment, decree, order, statute, rule, licence or regulation applicable to the Selling Shareholder (other than the Lock-Up Agreement entered into between the Underwriters and the Selling Shareholder, the provisions of which are hereby waived to the extent the Selling Shareholder is selling Secondary Shares pursuant to this Agreement).

(e)
Ownership. The Selling Shareholder is the sole registered or beneficial owner of the Secondary Shares to be sold by it to the Underwriters hereunder and has, or on the First Closing Date and on the Option Closing Date will have, good, valid and marketable title to such Secondary Shares, free and clear of any lien or defect or other restriction on transfer of any kind, except as provided in this Agreement; (B) the Selling Shareholder has the full and exclusive right, power and authority to sell, assign, transfer and deliver the Secondary Shares to be sold by it to the Underwriters hereunder; and (C) upon delivery of the Secondary Shares to be sold by it and payment of the purchase price therefor as herein contemplated, the Underwriters will obtain good, valid and marketable title to the Secondary Shares to be acquired by them from the Selling Shareholder, free and clear of any lien or defect or other restriction on transfer of any kind.

(f)
No Options.  No person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option for the purchase of any of the Secondary Shares held by the Selling Shareholder.

(g)	No Swaps. The Selling Shareholder has not entered into any swap, option, derivative or monetization transaction with respect to any of the Secondary Shares held by the Selling Shareholder.

(h)
Shareholders’ and Voting Agreements.  The Selling Shareholder is not party to any shareholders’ agreement, voting agreement, investors’ rights agreement or other agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company or any of its Subsidiaries or the operations or affairs of the Company or any of its Subsidiaries, except for the Subscription Agreement, dated August 9, 2010.

(i)
Legal Actions.  There are no legal or governmental actions, actions, suits, claims, investigations or proceedings pending to which the Selling Shareholder is a party or, to the Selling shareholder’s knowledge, threatened or contemplated against or affecting the Selling Shareholder which questions or would prevent the sale and delivery of the Secondary Shares to be sold by it to the Underwriters hereunder or which may affect the validity of any action taken or to be taken by the Selling Shareholder pursuant to or as contemplated by this Agreement.

(j)
No Material Facts and Material Changes.  The Selling Shareholder is not selling the Secondary Shares to be sold by it to the Underwriters hereunder with actual knowledge of any material fact or material change with respect to the Company that has not been generally disclosed (with disclosure in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, any such free writing prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus or any Supplementary Material (or any amendment or supplement thereto) constituting general disclosure for such purposes).

(k)
No Price Stabilization or Manipulation; Compliance with Regulation M. The Selling Shareholder has not taken, nor will the Selling Shareholder take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) whether to facilitate the sale or resale of the Common Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

(l)
Brokers.  Except pursuant to this Agreement, the Selling Shareholder has not incurred any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or by the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, any such free writing prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus or any Supplementary Material (or any amendment or supplement thereto).

In this Agreement, a reference to “knowledge” of the Selling Shareholder, means the knowledge of the executive officers of the Selling Shareholder after reasonable inquiry.

Any certificate signed by any officer on behalf of the Selling Shareholder and delivered to the Underwriters or counsel for the Underwriters in connection with the offering of the Offered Shares shall be deemed to be a representation and warranty by the Selling Shareholder as to matters covered thereby, to each Underwriter.

The Selling Shareholder acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 7 hereof, counsel to the Selling Shareholder and counsel to the Underwriters will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 5  Certain Covenants of the Company and the Selling Shareholder

The Company and the Selling Shareholder further covenant and agree with each Underwriter as follows:

(a)
Delivery of Prospectuses. The Company shall furnish and deliver to the Underwriters, in such cities as the Lead Underwriter, on behalf of the Underwriters, may reasonably and lawfully request without charge, as soon as practicable after the filing thereof, and during the period mentioned in Section 5(e) or Section 5(f) below, as many commercial copies, or originally signed versions, of the Canadian Final Prospectus, the U.S. Final Prospectus and any supplements and amendments thereto or to the Registration Statement as the Lead Underwriter, on behalf of the Underwriters, may reasonably request for the purposes contemplated by the Securities Act and the Canadian Securities Laws. As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Offered Shares and ending on the completion of the distribution of the offering of the Offered Shares, during which time a preliminary prospectus or a prospectus relating to the Offered Shares is required by applicable securities laws to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Offered Shares by any Underwriter or dealer.

(b)
Underwriters’ Review of Proposed Amendments and Supplements. Prior to amending or supplementing the Registration Statement, the Preliminary Prospectuses, the Canadian Final Prospectus or the U.S. Final Prospectus (including any amendment or supplement through incorporation by reference of any document), the Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without the Underwriters’ consent, which shall not be unreasonably delayed, conditioned or withheld.

(c)
Free Writing Prospectuses. The Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Underwriters’ consent which shall not be unreasonably delayed, conditioned or withheld. The Company shall furnish to each Underwriter, without charge, as many copies of any free writing prospectus prepared by or on behalf of, or used by, the Company as such Underwriter may reasonably request. If during the Prospectus Delivery Period (but in any event at any time through and including the First Closing Date) there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict or so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without the Underwriters’ consent which shall not be unreasonably delayed, conditioned or withheld.

(d)
Filing of Underwriter Free Writing Prospectuses. The Company shall not take any action that would result in an Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of an Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)
Securities Act Compliance. The Company will prepare the Canadian Final Prospectus in accordance with the Canadian Shelf Procedures and the U.S. Final Prospectus, consisting of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in each case in a form reasonably approved by the Underwriters, and will file (i) the Canadian Final Prospectus with the Reviewing Authority as soon as possible but not later than 9:00 a.m. (Toronto time) on May 14, 2014, and (ii) will file such U.S. Final Prospectus with the SEC as soon as possible but in any event within the time limit required by SEC rules and regulations. After the date of this Agreement, the Company shall promptly advise the Underwriters and the Selling Shareholder in writing (i) of the receipt of any comments of, or requests for additional or supplemental information or other communication from, any Canadian Commission or the SEC with respect to the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus or the Registration Statement, (ii) of any request by any Canadian Commission to amend or supplement the Canadian Final Prospectus or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Final Prospectus or for additional information, (iii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Preliminary Prospectuses, any free writing prospectus or the Final Prospectuses, (iv) of the time and date that any post-effective amendment to the Registration Statement becomes effective, (v) of the issuance by the SEC or any Canadian Commission, as applicable, of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or any order directed at any document incorporated by reference in the Registration Statement, the U.S. Final Prospectus or the Canadian Final Prospectus or any amendment or supplement thereto or any order preventing or suspending the use of the Preliminary Prospectus, any free writing prospectus, the U.S. Final Prospectus or the Canadian Final Prospectus or any amendment or supplement thereto or any post-effective amendment to the Registration Statement, or the suspension of the qualification of the Offered Shares for sale in any jurisdiction, or of any proceedings to remove, suspend or terminate from listing or quotation the Company’s outstanding Common Shares and the Treasury Shares from the TSX or NASDAQ, or of the threatening or initiation of any proceedings for any of such purposes, and (vi) of the issuance by any Canadian Commission of any order having the effect of ceasing or suspending the distribution of the Offered Shares, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose. If the SEC or any Canadian Commission shall enter any such stop order at any time, the Company will use its reasonable best efforts to obtain the lifting of such order at the earliest possible moment.

(f)
Amendments and Supplements to the Final Prospectuses and Other Securities Act Matters. The Company (with respect to the Treasury Shares only) and the Selling Shareholder (with respect to the Secondary Shares only) will each comply with the Securities Act, the Exchange Act and the Canadian Securities Laws so as to permit the completion of the distribution of the Offered Shares during the Prospectus Delivery Period as contemplated in this Agreement and the Final Prospectuses. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Final Prospectuses so that the Final Prospectuses do not include a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Final Prospectus or the Canadian Final Prospectus is delivered to a purchaser, not misleading, or if during the Prospectus Delivery Period in the reasonable opinion of the Underwriters or counsel for the Underwriters it is otherwise necessary to amend or supplement the Final Prospectuses to comply with applicable law, including the Securities Act and the Canadian Securities Laws, the Company agrees (subject to Section 5(b) and Section 5(c)) to promptly prepare, file with the SEC and the Canadian Commissions and furnish at its own expense to the Underwriters and to dealers, amendments or supplements to the Final Prospectuses so that the statements in the Final Prospectuses as so amended or supplemented will not include a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Final Prospectus or the Canadian Final Prospectus is delivered to a purchaser, not be misleading or so that the Final Prospectuses, as amended or supplemented, will comply with applicable law, including the Securities Act and the Canadian Securities Laws, as applicable. Neither the Underwriters’ consent to, nor delivery of, any such amendment or supplement shall constitute a waiver of any of the Company’s obligations under Section 5(b) or Section 5(c).

(g)
Blue Sky Compliance. The Company shall cooperate with the Underwriters and counsel for the Underwriters to qualify or register the Offered Shares for sale under (or obtain exemptions from the application of) United States state securities or blue sky laws or the laws of the Qualifying Jurisdictions or other foreign laws of jurisdictions designated by the Underwriters, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Offered Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any jurisdiction in which it is not presently qualified or where it would be subject to taxation as a foreign corporation (except service of process with respect to the offering and sale of the Offered Shares). The Company will advise the Underwriters promptly of the suspension of the qualification or registration of (or any exemption relating to) the Offered Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

(h)
Use of Proceeds. The Company shall apply the net proceeds from the sale of the Offered Shares sold by it in the manner described under the caption “Use of Proceeds” in the General Disclosure Package and the Final Prospectuses.

(i)	Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Common Shares, both in Canada and the United States.

(j)
Earnings Statement. As soon as practicable, but in any event no later than eighteen months after the date of this Agreement, the Company will make generally available to its security holders and to the Lead Underwriter an earnings statement (which need not be audited) covering a period of at least twelve (12) months beginning with the first fiscal quarter of the Company commencing after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the SEC thereunder.

(k)
Periodic Reporting Obligations. During the period when the U.S. Final Prospectus is required to be delivered under the Securities Act, the Company shall file, on a timely basis, with the SEC and NASDAQ all reports and documents required to be filed under the Exchange Act.

(l)
Agreement Not to Issue, Offer or Sell Common Shares. During the period commencing on and including the date hereof and ending on August 12, 2014 (as the same may be extended as described below, the “Lock-Up Period”), the Company will not, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, (which consent may not be unreasonably withheld), (i) issue, offer, sell (including, without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Section 16 of the Exchange Act, with respect to, any Common Shares, or any securities convertible into or exchangeable or exercisable for, or warrants or other rights to purchase, the foregoing, (ii) file or cause to become effective a registration statement under the Securities Act, (other than on Form F-4 and Form S-8, subject to the restrictions set forth below), or to file a prospectus under the Canadian Securities Laws, relating to the offer and sale of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares or other rights to purchase Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii), except, in each case, for (A) the registration of the offer and sale of the Offered Shares under the Securities Act, the filing of the Final Prospectuses under the Canadian Securities Laws relating to the sale of the Offered Shares and the sales of the Offered Shares to the Underwriters pursuant to this Agreement, (B) issuances of Common Shares upon the exercise of options or warrants disclosed as outstanding in the Final Prospectuses, and (C) the issuance of stock options not exercisable during the Lock-Up Period and the issuance of Common Shares pursuant to the Company’s Equity Compensation Plans described in the Final Prospectuses. Notwithstanding the foregoing, if (i) during the last 17 days of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Lead Underwriter waives, in writing, such extension (which waiver may be withheld at the sole discretion of the Lead Underwriter). The Company will provide the Underwriters with prior notice of any such announcement that gives rise to an extension of the Lock-Up Period.

(m)
Investment Limitation. The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Offered Shares in such a manner as would require the Company or any of its Subsidiaries to register as an investment company under the Investment Company Act.

(n)
No Stabilization or Manipulation; Compliance with Regulation M. The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other reference security, whether to facilitate the sale or resale of the Offered Shares or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M. If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Offered Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Underwriters (or, if later, at the time stated in the notice), the Company will, and shall cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the SEC) did apply.

(o)
Press Releases/Announcements. Prior to the First Closing Date or the Option Closing Date, as the case may be, the Company shall not, without the Underwriters’ prior consent, which shall not be unreasonably delayed, conditioned or withheld issue any press releases or other communications directly or indirectly and shall not hold any press conferences with respect to the Company or any Subsidiary, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or any Subsidiary, or with respect to the offering of the Offered Shares. The Company shall use all reasonable endeavours to procure that employees of the Company and its Subsidiaries and advisers to the Company observe the restriction set out herein as if they were parties hereto. Notwithstanding the foregoing, nothing contained in this subsection shall prevent the Company from issuing a press release forthwith in the event that the Company’s counsel advises the Company that it is necessary in order to comply with securities laws or the rules or requirements of the TSX or NASDAQ.

The Lead Underwriter may, in its sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance.

Section 6  Payment of Expenses.

Whether or not the purchase and sale of the Offered Shares pursuant to this Agreement is completed, the Company will pay all costs, expenses, fees and taxes incurred in connection with the purchase, sale and delivery of the Offered Shares and the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation, the following:

(a)
the preparation and filing of the Registration Statement (including the financial statements, exhibits, schedules, consents and certificates of experts contained therein), the Form F-X, the General Disclosure Package, the Final Prospectuses, each free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and the Preliminary Prospectuses and any amendments or supplements thereto, including the printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment);

(b)
the registration, issue, sale and delivery of the Offered Shares, including any stock or transfer taxes and stamp or similar duties payable upon the sale, issuance or delivery of the Offered Shares to the Underwriters;

(c)
the producing, word processing and/or printing of this Agreement, any agreement among Underwriters, any dealer agreements, any powers of attorney and any closing documents (including compilations thereof) and the reproduction and/or printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment);

(d)
all filing fees, attorneys’ fees and expenses incurred by the Company in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Offered Shares for offer and sale under the United States state securities or blue sky laws or the provincial securities laws of Canada or any other foreign laws, and, if reasonably requested by the Underwriters, preparing, printing and furnishing copies of any blue sky surveys or legal investment surveys to the Underwriters and to dealers, or other memorandum and any supplements thereto, advising the Underwriters of such qualifications, registrations and exemptions;

(e)	all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors;

(f)
the reasonable, actual and documented fees and disbursements of independent counsel retained by the Underwriters up to an amount not to exceed US$100,000 (exclusive of taxes) without the prior written consent of the Company;

(g)
the fees and expenses associated with the listing of the Treasury Shares on the TSX or qualification of the Company’s outstanding Common Shares (including the Treasury Shares) for quotation on the NASDAQ and any registration thereof under the Exchange Act;

(h)	any filing for review of the public offering of the Offered Shares by FINRA;

(i)	the fees and disbursements of any transfer agent or registrar for the Treasury Shares;

(j)
the reasonable out-of-pocket and documented costs and expenses of the Underwriters relating to presentations or meetings undertaken in connection with the marketing of the offering and sale of the Offered Shares to prospective investors and the Underwriters’ sales forces (including reasonable travel and related expenses);

(k)	the costs and expenses of qualifying the Treasury Shares for inclusion in the book-entry settlement system of CDS and DTC; and

(l)	the performance of the Company’s other obligations hereunder,

including Canadian federal goods and services tax and provincial sales tax eligible in respect of any of the foregoing. All such expenses incurred by or on behalf of the Underwriters shall be payable by the Company within 30 days of the receipt of an invoice in respect thereof and may be deducted from the gross proceeds at the First Closing Date.

Section 7  Conditions to the Obligations of the Underwriters.

The obligations of the Underwriters to purchase and pay for the Initial Shares as provided herein on the First Closing Date and, with respect to the Over-Allotment Shares, each Option Closing Date shall be subject to the accuracy of the representations and warranties on the part of the Company set forth in Section 3 as of the date hereof and as of the First Closing Date as though then made and, with respect to the Over-Allotment Shares, as of each Option Closing Date as though then made, to the timely performance by the Company of its covenants and other obligations of the Company hereunder, and to each of the following additional conditions precedent:

(a)
Opinion of Canadian Counsel for the Company. On each of the First Closing Date and each Option Closing Date the Underwriters shall have received an opinion of Torys LLP, as Canadian counsel for the Company, addressed to the Underwriters, and dated the First Closing Date and each Option Closing Date, in such form and substance as may be reasonably satisfactory to counsel for the Underwriters.

(b)
Opinion of Canadian Counsel for the Selling Shareholder. On each of the First Closing Date and each Option Closing Date the Underwriters shall have received an opinion of Gardiner Roberts LLP, Canadian counsel for the Selling Shareholder, addressed to the Underwriters, and dated the First Closing Date, in such form and substance as may be reasonably satisfactory to counsel for the Underwriters.

(c)
Opinion and 10b-5 Statement of United States Counsel for the Company. On each of the First Closing Date and each Option Closing Date the Underwriters shall have received an opinion and Rule 10b-5 negative assurance statement of Torys LLP, as United States counsel for the Company, addressed to the Underwriters, and dated the First Closing Date and each Option Closing Date, in such form and substance as may be reasonably satisfactory to counsel for the Underwriters.

(d)
10b-5 Statement of United States Counsel for the Underwriters.  On each of the First Closing Date and each Option Closing Date, the Underwriters shall have received a Rule 10b-5 negative assurance statement of Choate, Hall & Stewart LLP, United States counsel for the Underwriters, dated as of the First Closing Date or the Option Closing Date, and such counsel shall have received such documents and information as they may reasonably request to enable them to make such statement.

(e)
Canadian Local Counsel Opinions. The Underwriters receiving favourable legal opinions of local Canadian counsel, addressed to the Underwriters and counsel to the Underwriters, dated as of the First Closing Date or the Option Closing Date, as the case may be, as to the qualification of the Offered Shares for sale to the public and as to other matters governed by the laws of the jurisdictions in Canada in which Torys LLP is not qualified to practice, in each case in a form acceptable in all reasonable respects to counsel to the Underwriters.

(f)
Accountants’ Comfort Letters. The Underwriters shall have received from PricewaterhouseCoopers LLP, independent public or certified public accountants for the Company, a “long-form” comfort letter dated the date hereof, and addressed to the Underwriters and the board of directors of the Company, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letters for each of the Underwriters and the Company, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to U.S. and Canadian underwriters with respect to the financial statements and certain financial information contained in the General Disclosure Package and the Canadian Final Prospectus, and confirming that they are (A) independent public, certified public or chartered accountants as required by the Securities Act, the Exchange Act and all Canadian Securities Laws and (B) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X.

(g)
Bring-down Comfort Letters. On each of the First Closing Date and each Option Closing Date the Underwriters shall have received from PricewaterhouseCoopers LLP, independent public or certified public accountants for the Company, a letter dated such date, and addressed to the Underwriters and the board of directors of the Company, in form and substance reasonably satisfactory to the Underwriters, to the effect that they reaffirm the statements made in the letters furnished by them pursuant to Section 7(f), except that the specified date referred to therein for the carrying out of procedures shall be no more than two business days prior to the First Closing Date or the applicable Option Closing Date.

(h)
Company Compliance with Prospectus and Registration Requirements; No Stop Order; No Objection from FINRA. For the period from and after effectiveness of this Agreement and prior to the First Closing Date or the applicable Option Closing Date:

(i)
the U.S. Final Prospectus shall have been filed with the SEC in the manner and within the time period required by the Securities Act, and the Canadian Final Prospectus shall have been filed with the Canadian Commissions in each of the Qualifying Jurisdictions and in accordance with the Canadian Securities Laws, and a receipt obtained therefor; and all other steps or proceedings shall have been taken that may be necessary in each of the Qualifying Jurisdictions;

(ii)
no stop order suspending the effectiveness of the Registration Statement, or any post-effective amendment to the Registration Statement, shall be in effect and no proceedings for such purpose shall have been instituted or threatened by the SEC;

(iii)
no order preventing or suspending the use of the Canadian Final Prospectus shall have been issued and no proceeding for that purpose shall have been initiated or threatened by any Canadian Commission or other securities regulatory authority in Canada;

(iv)
no order, ruling, or determination having the effect of suspending the issuance, sale, exercise or conversion or ceasing the trading of the Common Shares, including the Offered Shares, or any other securities of the Company shall have been issued by any court, securities regulatory authority or stock exchange in Canada or the United States and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Company, shall be contemplated or threatened by any such court, securities regulatory authority or stock exchange;

(v)
the Canadian Preliminary Prospectus shall have been filed with the Canadian Commissions in each of the Qualifying Jurisdictions in accordance with the Shelf Procedures and a U.S. Preliminary Prospectus shall have been filed with the SEC;

(vi)
the Registration Statement and all amendments thereto shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (a) none of the Preliminary Prospectuses or the Final Prospectuses, and no amendment or supplement thereto, shall include a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, (b) none of the Preliminary Prospectuses, the General Disclosure Package or the Final Prospectuses, and no amendment or supplement thereto shall include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and (c) none of the free writing prospectuses, if any, shall include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading;

(vii)	all requests for additional information on the part of the SEC or any Canadian Commission shall have been complied with; and

(viii)	FINRA shall have issued a no objection letter to the fairness and reasonableness of the underwriting terms and arrangements.

(i)
No Material Adverse Change. For the period from the date of this Agreement and to and including the First Closing Date and, with respect to the Over-Allotment Shares, each Option Closing Date, in the judgment of the Lead Underwriter, there shall not have occurred any Material Adverse Change.

(j)
Officers’ Certificate - Company. On each of the First Closing Date and each Option Closing Date, the Underwriters shall have received a written certificate, addressed to the Underwriters, executed by the Chief Executive Officer or President of the Company and the Chief Financial Officer of the Company, in each case, in such capacity and not in his personal capacity, dated as of the First Closing Date and each Option Closing Date, as applicable, to the effect that the conditions set forth in Section 7(h) have been met, and further to the effect that:

(i)	for the period from and including the date of this Agreement to and including such First Closing Date or Option Closing Date, as applicable, there has not occurred any Material Adverse Change;

(ii)
the representations, warranties and covenants of the Company set forth in Section 3 of this Agreement are true and correct with the same force and effect as though expressly made on and as of such First Closing Date or Option Closing Date, as applicable;

(iii)
the Company has complied with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such First Closing Date or Option Closing Date, as applicable; and

(iv)	such other matters as the Lead Underwriter, on behalf of the Underwriters, may reasonably request.

(k)
Secretary Certificates of the Company. The Underwriters having received certificates dated the First Closing Date or the Option Closing Date, as the case may be, addressed to the Underwriters, signed by the Corporate Secretary of the Company or another officer acceptable to the Underwriters, acting reasonably, in such capacity and not personally, in form and content satisfactory to the Underwriters, acting reasonably, with respect to:

(i)	the constating documents and by-laws of the Company;

(ii)
the resolutions of the directors of the Company relevant to the distribution of the Treasury Shares in each of the Qualifying Jurisdictions and in the United States, allotment, issue (or reservation for issue) and sale of the Treasury Shares and, as applicable, the authorization of this Agreement, and the other agreements and transactions contemplated by this Agreement; and

(iii)	the incumbency and signatures of signing officers of the Company.

(l)
Officers’ Certificate – Selling Shareholder. On each of the First Closing Date and each Option Closing Date, the Underwriters shall have received a written certificate, addressed to the Underwriters, executed by one officer of the Selling Shareholder, in such capacity and not in his or her personal capacity, dated as of the First Closing Date and each Option Closing Date, as applicable, to the effect that:

(i)
the representations, warranties and covenants of the Selling Shareholder set forth in Section 4 of this Agreement are true and correct with the same force and effect as though expressly made on and as of such First Closing Date or Option Closing Date, as applicable;

(ii)
the Selling Shareholder has complied with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such First Closing Date or Option Closing Date, as applicable; and

(iii)	such other matters as the Lead Underwriter, on behalf of the Underwriters, may reasonably request.

(m)
Secretary Certificates of the Selling Shareholder. The Underwriters having received certificates dated the First Closing Date or the Option Closing Date, as the case may be, addressed to the Underwriters, signed by the Corporate Secretary of the Selling Shareholder or another officer acceptable to the Underwriters, acting reasonably, in such capacity and not personally, in form and content satisfactory to the Underwriters, acting reasonably, with respect to:

(i)	the constating documents and by-laws of the Selling Shareholder;

(ii)
the resolutions of the directors of the Selling Shareholder relevant to the sale of the Secondary Shares, the authorization of this Agreement, and the other agreements and transactions contemplated by this Agreement; and

(iii)	the incumbency and signatures of signing officers of the Selling Shareholder.

(n)
Good Standing. The Underwriters shall have received on and as of the day prior to the First Closing Date or on and as of the day prior to the Option Closing Date, as the case may be, satisfactory evidence of the good standing of (i) the Company and its Subsidiaries, and (ii) the Selling Shareholder, in each case in their respective jurisdictions of organization and in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

(o)
Listing. The Treasury Shares shall have been approved for listing on the TSX and NASDAQ, and subject, in the case of the TSX, to the fulfillment of the usual post-closing requirements and, in the case of NASDAQ, only to notice of issuance and evidence of satisfactory distribution at or prior to the First Closing Date or the Option Closing Date, as the case may be.

(p)
Lock-Up Agreements. On or prior to the date hereof, (i) the Company shall have furnished to the Underwriters an agreement in the form of Exhibit “B” hereto from each of the persons listed on Exhibit “A” hereto, and (ii) the Selling Shareholder shall have furnished to the Underwriters an agreement in the form of Exhibit “B” hereto, and such agreements shall be in full force and effect on the First Closing Date and each Option Closing Date.

(q)
Certificate of Transfer Agent. The Company having delivered to the Underwriters on the First Closing Date a certificate of CST Trust Company, as registrar and transfer agent of the Common Shares, which certifies the number of Common Shares issued and outstanding on the date prior to the First Closing Date and the Option Closing Date, as the case may be.

(r)
Additional Documents. On or before each of the First Closing Date and each Option Closing Date, the Lead Underwriter and counsel for the Underwriters shall have received such information, documents and opinions as they may reasonably request for the purposes of enabling them to pass upon the issuance and sale of the Offered Shares as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Shares as contemplated herein and in connection with the other transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to the Lead Underwriter and counsel for the Underwriters.

If any condition specified in this Section 7 is not satisfied when and as required to be satisfied, this Agreement may be terminated by the Underwriters by notice to the Company at any time on or prior to the First Closing Date and, with respect to the Over-Allotment Shares, at any time on or prior to the applicable Option Closing Date, which termination shall be without liability on the part of any party to any other party, except that Section 6, Section 7 and Section 11 shall at all times be effective and shall survive such termination.

Section 8  Covenants of the Underwriters.

(1)  Each Underwriter, severally and not jointly, covenants with the Company that, after the First Closing Date, the Underwriters will (a) use their reasonable best efforts to complete the distribution of the Offered Shares as promptly as possible and (b) give prompt written notice to the Company or its counsel when, in the opinion of the Underwriters, they have completed distribution of the Offered Shares, and within 30 days after completion of the distribution, will provide the Company or its counsel in writing, with a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions and in the United States where that breakdown is required by a Canadian Commission or the SEC, as the case may be, for the purpose of calculating fees payable to, or making filings with, that Canadian Commission or the SEC, as the case may be.

(2)  No Underwriter shall be liable to the Company under this Section 8 with respect to a default by any of the other Underwriters.

(3)  Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf such Underwriter that otherwise would not be required to be filed by the Company thereunder but for the action of the Underwriter.

Section 9  Termination of this Agreement.

(1)  Prior to the purchase of the Offered Shares by the Underwriters on the First Closing Date or, in the case of the Over-Allotment Shares prior to the Option Closing Date, this Agreement may be terminated by the Underwriters by written notice to that effect given to the Company and the Selling Shareholder if at any time:

(a)
Litigation. Any enquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened or any order is made by any securities regulatory authority, stock exchange or any other federal, provincial or other governmental authority in Canada, the United States or elsewhere, including, without limitation, the TSX or NASDAQ, in relation to the Company or the Subsidiaries or the Company’s directors and officers in their capacity as such with the Company which, in the sole opinion of the Underwriters, acting reasonably, operates to prevent or restrict materially the distribution or trading of the Offered Shares or any other securities of the Company in any of the Qualifying Jurisdictions or the United States, or which, in the reasonable opinion of the Underwriters, might be expected to have a significant adverse effect on the market price or value of the Offered Shares, including without limitation, (i) if trading or quotation in any of the Company’s securities shall have been suspended or limited by the SEC, or by NASDAQ or by any Canadian Commission or by the TSX, or (ii) trading in securities generally on any of NASDAQ or the TSX shall have been suspended or limited (other than as a result of technological failures that effect such exchange as a whole), or minimum or maximum prices shall have been generally established on any of such stock exchanges by the SEC or FINRA, or (iii) the declaration of any banking moratorium by any Canadian, U.S. federal or New York authorities, or (iv) any major disruption of settlements of securities or payment or clearance services in the United States or Canada where the securities of the Company are listed.

(b)
Occurrences. Any change in the U.S., Canadian or international financial, political or economic conditions, the effect of which is such as to make it, in the judgment of the Underwriters, impractical to market or to enforce contracts for the sale of the Offered Shares, whether in the primary market or in respect of dealings in the secondary market.

(c)
Disaster Out. There should develop, occur or come into effect or existence any attack on, outbreak or escalation of hostilities or act of terrorism involving Canada or the United States, any declaration of war by the United States Congress, any other national or international calamity or emergency,  or any governmental action, change of applicable law or regulation (or in the judicial interpretation thereof), if, in the judgment of the Underwriters, the effect of any such attack, outbreak, escalation, act, declaration, calamity, emergency or governmental action, or change is material and adverse such as to make it impractical or inadvisable to proceed with the offering of the Offered Shares or to enforce contracts for the sale of the Offered Shares on the First Closing Date or the relevant Option Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the General Disclosure Package and Final Prospectuses or might be expected to have a significant adverse effect on the state of financial markets in Canada or the United States or the business, operations, management or capital of the Company or the market price or value of the Offered Shares.

(d)
Material Adverse Change. There should occur or be announced by the Company and its Subsidiaries taken as a whole, any Material Adverse Change or a change in any material fact, or there should be discovered any previously undisclosed material fact (other than a material fact related solely to the Underwriters or any of their affiliates) required to be disclosed in the General Disclosure Package and Final Prospectuses, which results, or in the sole judgment of the Underwriters, is reasonably expected to result, in purchasers of a material number of Offered Shares exercising their right under applicable legislation to withdraw from their purchase of the Offered Shares or, in the sole judgment of the Underwriters, has or may be expected to have a significant adverse effect on the market price or value of the Offered Shares and makes it impractical or inadvisable to market the Offered Shares.

(2)  The Company and the Selling Shareholder agree that all representations, warranties, terms and conditions of this Agreement (including the conditions in Section 7) shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such representations, warranties, terms and conditions not to be breached and to be complied with, and that any breach or failure by it to comply with any such conditions shall entitle the Underwriters to terminate their obligations under this Agreement by notice to that effect given to the Company at or prior to the First Closing Date or the Option Closing Date, as the case may be, unless otherwise expressly provided in this Agreement.

(3)  The rights of termination contained in this Section 9 may be exercised by the Underwriters and are in addition to any other rights or remedies that the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of an Underwriter to the Company, or on the part of the Company to an Underwriter except in respect of any liability or obligation under any of Section 6 and Section 11 hereof which shall at all times remain in full force and effect and shall survive such termination.

Section 10  Obligation to Purchase.

(1)  Subject to the terms of this Agreement, the obligation of the Underwriters to purchase the Initial Shares or the Over-Allotment Shares, if applicable, at the First Closing Date or the Option Closing Date, as the case may be, shall be several and not joint and shall be limited to the number and equivalent percentage of the Offered Shares set out opposite the name of the Underwriters respectively below (subject to such adjustment as the Lead Underwriter may determine to eliminate fractional shares):

	Number of Offered Shares
Canaccord Genuity Corp.	525,000	35%
Canaccord Genuity Inc.	525,000	35%
Craig-Hallum Capital Group LLC	225,000	15%
Roth Capital Partners, LLC	225,000	15%
	1,500,000	100.0%

(2)  If, on the First Closing Date or the applicable Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase the Offered Shares that it or they have agreed to purchase hereunder on such date, and the aggregate number of Offered Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate number of the Offered Shares to be purchased on such date, the Underwriters may make arrangements satisfactory to the Company for the purchase of such Offered Shares by other persons, including any of the Underwriters, but if no such arrangements are made by such First Closing Date or the applicable Option Closing Date, as the case may be, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Offered Shares set forth opposite their respective names in Section 10(1) bears to the aggregate number of Offered Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Underwriters with the consent of the non-defaulting Underwriters, to purchase the Offered Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the First Closing Date or the applicable Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase the Offered Shares and the aggregate number of Offered Shares with respect to which such default occurs exceeds 10% of the aggregate number of Offered Shares to be purchased on such date, and arrangements satisfactory to the Underwriters, the Company for the purchase of such Offered Shares are not made within 48 hours after such default, this Agreement shall terminate without liability of any party (other than a defaulting Underwriter) to any other party except that the provisions of Section 6 and Section 11 hereof shall at all times be effective and shall survive such termination, and for greater certainty, nothing in this Section 10(2) shall relieve a defaulting Underwriter from any liability under this Agreement arising from its failure to purchase its proportionate share of Offered Shares or otherwise from its default. In any such case either the Underwriters or the Company shall have the right to postpone the First Closing Date or the applicable Option Closing Date, as the case may be, but in no event for longer than five days in order that the required changes, if any, to the Registration Statement and the Final Prospectuses or any other documents or arrangements may be effected.

(3)  As used in this Agreement, the term “Underwriter” shall be deemed to include any person substituted for a defaulting Underwriter under this Section 10. Any action taken under this Section 10 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

Section 11  Indemnification.

(1)  The Company agrees to indemnify and save harmless each of the Underwriters, the Selling Shareholder and their respective affiliates, directors, officers, partners, employees, advisors, shareholders and agents, and any person who controls any Underwriter or the Selling Shareholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons from and against all liabilities, claims, losses, costs, damages and expenses (including without limitation any reasonable legal fees or other reasonable expenses incurred by such Underwriters or Selling Shareholder in connection with defending, investigating, settling or compromising any of the above), in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)
any information or statement contained in the Preliminary Prospectuses, the General Disclosure Package, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the U.S. Final Prospectus, the Canadian Final Prospectus or Supplementary Material (or any amendment or supplement thereto) or in any certificate of the Company delivered pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(b)
any omission or alleged omission to state in the Preliminary Prospectuses, the General Disclosure Package, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the U.S. Final Prospectus, the Canadian Final Prospectus or Supplementary Material (or any amendment or supplement thereto) or any certificate of the Company delivered pursuant to this Agreement any fact, whether material or not, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(c)
any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation contained in the Preliminary Prospectuses, the General Disclosure Package, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the U.S. Final Prospectus, the Canadian Final Prospectus or Supplementary Material (or any amendment or supplement thereto) or based upon any failure to comply with Canadian Securities Laws (other than any failure to comply by the Underwriters or Selling Shareholder, as the case may be), preventing or restricting the trading in or the sale or distribution of the Offered Shares in any of the Qualifying Jurisdictions; or

(d)	any breach by the Company of its representations, warranties, covenants or obligations to be complied with under this Agreement,

provided, however, that the foregoing indemnity agreement shall not apply to any Claim to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with (y) written information furnished to the Company by the Selling Shareholder expressly for use in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, any such free writing prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus or any Supplementary Material (or any amendment or supplement thereto), or (z) written information furnished to the Company by the Underwriters expressly for use in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, any such free writing prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus or any Supplementary Material (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished by the Lead Underwriter to the Company expressly for use in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, any free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the U.S. Final Prospectus, the Canadian Final Prospectus or any Supplementary Material (or any amendment or supplement thereto) are the statements set forth therein under the captions “Underwriting - Fees and Expenses” and “Underwriting - Price Stabilization and Short Positions”.

(2)  The Selling Shareholder agrees to indemnify and save harmless the Underwriters and each of their respective affiliates, directors, officers, employees and agents from and against all liabilities, claims, losses, costs, damages and expenses (including without limitation any legal fees or other expenses incurred by such Underwriters in connection with defending, investigating, settling or compromising any of the above), in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)
any information or statement relating to the Selling Shareholder (insofar as it relates to the Selling Shareholder) contained in the Registration Statement, Preliminary Prospectuses, the General Disclosure Package, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the U.S. Final Prospectus, the Canadian Final Prospectus or Supplementary Material (or any amendment or supplement thereto) or in any certificate of the Selling Shareholder delivered pursuant to this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(b)
any omission of, or alleged omission to state in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the U.S. Final Prospectus, the Canadian Final Prospectus or Supplementary Material (or any amendment or supplement thereto) or any certificate of the Selling Shareholder delivered pursuant to this Agreement any fact relating to the Selling Shareholder (insofar as it relates to the Selling Shareholder), whether material or not, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(c)
any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation relating to the Selling Shareholder (insofar as it relates to the Selling Shareholder) contained in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the U.S. Final Prospectus, the Canadian Final Prospectus or Supplementary Material (or any amendment or supplement thereto) or based upon any failure by the Selling Shareholder to comply with the Canadian Securities Laws (other than any failure or alleged failure to comply by the Underwriters, or any of them, or the Company), preventing or restricting the trading in or the sale or distribution of the Securities in any of the Qualifying Jurisdictions;

(d)
the non-compliance or alleged non-compliance by the Selling Shareholder with any of the Canadian Securities Laws or the Securities Act including the Selling Shareholder’s non-compliance with any statutory requirement to make any document available for inspection; or

(e)	any breach by the Selling Shareholder of its representations, warranties, covenants or obligations to be complied with under this Agreement.

(3)  If any matter or thing contemplated by Section 11(1) or Section 11(2) (any such matter or thing being referred to as a “Claim”) is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the “Indemnified Party”) will notify the Company or the Selling Shareholder, as the case may be, (the “Indemnifier”) as soon as possible of the nature of such Claim (but the omission so to notify the Company or any the Selling Shareholder of any potential Claim shall not relieve the Company or the Selling Shareholder from any liability which they may have to any Indemnified Party and any omission so to notify the Company or the Selling Shareholder of any actual Claim shall affect the Company’s or the Selling Shareholder’s liability only to the extent that the Company or the Selling Shareholder is materially prejudiced by that failure). The Company or the Selling Shareholder shall assume the defence of any suit brought to enforce such Claim; provided, however, that:

(a)	the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably; and

(b)
no settlement of any such Claim or admission of liability may be made by the Company or any Selling Shareholder without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, unless such settlement includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party.

(4)  With respect to any Indemnified Party who is not a party to this Agreement, the parties to this Agreement shall obtain and hold the rights and benefits of this paragraph in trust for and on behalf of their respective affiliates, associates, directors, officers, employees and agents.

(5)  In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party’s behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless: (i) the Indemnifier and the Indemnified Party mutually agree to retain such other counsel, (ii) the Indemnifier has not assumed the defence of the action within a reasonable period of time after receiving notice of the Claim, (iii) in the opinion of counsel, there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifier or (iv) in the opinion of counsel, the named parties to any such Claim (including any third or implicated party) include both the Indemnified Party on the one hand and the Indemnifier on the other hand, and the representation of the Company or Selling Shareholder, as applicable, and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Indemnifier.

(6)  The Indemnifier agrees that if any action, suit, proceeding or claim shall be brought against, or an investigation commenced in respect of, the Indemnifying Party, and any Underwriter and personnel of any Underwriter shall be required to testify, participate or respond in respect of or in connection with this Agreement, the Underwriters shall have the right to employ their own counsel in connection therewith and the Indemnifying Party will reimburse the Underwriters monthly for out-of-pocket expenses as may be incurred, including fees and disbursements of the Underwriters’ counsel.

(7)  Except in respect of statements relating solely to the Underwriters or expressly agreed by the Underwriters in writing, neither the Underwriters nor any of their affiliates or advisers will be responsible to the Company, the Selling Shareholder, or to any other person responsible for the General Disclosure Package and Final Prospectuses for verifying the accuracy or fairness of the information published therein or otherwise published by the Company in connection with the offering and sale of the Offered Shares.

(8)  The indemnity provisions set forth in this Section 11 and the contribution provisions set forth in Section 12 and the obligations of the Company and the Selling Shareholder thereunder shall be in addition to any liability which the Company or Selling Shareholder may otherwise have and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Selling Shareholder and the Indemnified Parties.

Section 12  Contribution.

(1)  In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 11 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Company, the Selling Shareholder and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of a nature contemplated by Section 11 in such proportions as is appropriate to reflect:

(a)
as between the Selling Shareholder and the Underwriters, the relative benefits received by the Selling Shareholder on the one hand and by the Underwriters on the other hand from the Offering, provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among Underwriters relating to the Offering) be responsible for any amount in excess of the Underwriters’ Commission applicable to the Securities purchased by such Underwriter from the Selling Shareholder hereunder;

(b)	as between the Company and the Selling Shareholder, the relative fault of the Company on the one hand and the Selling Shareholder on the other hand; and

(c)
as between the Company and the Underwriters, the relative fault of the Company on the one hand and the Underwriters on the other hand, provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among Underwriters relating to the Offering) be responsible for any amount in excess of the Underwriters’ Commission applicable to the Securities purchased by such Underwriter from the Company hereunder.

(2)  If the allocation provided for in Section 12(a) is unavailable for any reason, the Selling Shareholder on the one hand and the Underwriters on the other hand, jointly and not severally, shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Selling Shareholder on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such liabilities, claims, losses, costs, damages or expenses as well as any other relevant equitable considerations, provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among Underwriters relating to the Offering) be responsible for any amount in excess of the Underwriters’ Commission applicable to the Securities purchased by such Underwriter from the Selling Shareholder hereunder. As regards Section 12(a), any benefits received by the Selling Shareholder shall be deemed to be equal to the total net proceeds (before deducting expenses) from the offering of the Secondary Shares, received by it, and benefits received by the Underwriters shall be deemed to be equal to the total Underwriters’ Commission received from the Selling Shareholder. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided, with respect to Section 12(b), by the Company on the one hand or the Selling Shareholder on the other, with respect to Section 12(c), by the Company on the one hand or the Underwriters on the other, and with respect to Section 12(a), in the event applicable, by the Selling Shareholder on the one hand and the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company, the Selling Shareholder and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above.

(3)  Notwithstanding the provisions of this Section 12, no person who has engaged in fraudulent misrepresentation under Canadian Securities Laws (as determined by a court of competent jurisdiction in a final non-appealable judgment), shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 12, each person who controls an Underwriter within the meaning of Canadian Securities Laws and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each officer of the Company who shall have signed the Final Prospectuses and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this Section 12.

(4)  The rights to contribution provided in this Section 12 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(5)  In the event that an Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(a)
the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in Section 12(1) or Section 12(4), as the case may be; and

(b)	the amount of the fee actually received by the Underwriters from the Company and the Selling Shareholder under this Agreement,

and an Underwriter shall in no event be liable to contribute any amount in excess of such Underwriter’s portion of the Underwriters’ Commission actually received under this Agreement.

Section 13  Notification to the Underwriters and Selling Shareholder.

Each of the Company and the Selling Shareholder (only in respect of matters concerning the Selling shareholder) undertakes to notify the Underwriters immediately if it comes to their knowledge at any time up to the First Closing Date (i) of any material change with respect to the Company, (ii) any material fact in respect of the Company that would have been required to have been stated in any of the Registration Statement had that fact arisen or been discovered on, or prior to, the date of the Registration Statement, as the case may be, (iii) any change in any material fact in respect of the Company contained in the Registration Statement or whether any event or state of facts has occurred after the date of this Agreement which is of such a nature as to render any statement in the Registration Statement untrue or misleading in any material respect or to result in any misrepresentation in the Registration Statement or which would result in the Registration Statement not complying in all material respects with applicable Canadian Securities Laws, or (iv) that any of their representations and warranties in this Agreement was not true or accurate or was misleading in any material respect when given or made or has ceased to be true or accurate in any material respect or has become misleading by reference to the facts or circumstances from time to time subsisting and of all other information of which it becomes aware which may give rise to an obligation to prepare and file Supplementary Material. If, at any time prior to the First Closing Date, the Underwriters shall receive notification pursuant to this section or they shall otherwise become aware that any of the representations and warranties in this Agreement is or has become or is likely to become untrue, inaccurate or misleading in any material respect, the Underwriters may (without prejudice to their right to terminate their obligations under this Agreement pursuant to Section 9) require the Company or the Selling Shareholder, as the case may be, at its own expense to make or cause to be made such announcement as the Underwriters may reasonably determine.

Section 14  Representations, Warranties and Covenants to Survive Delivery.

The representations, warranties and covenants (including indemnities) of the Company, the Selling Shareholder and the Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Shares shall survive the delivery of and payment for the Offered Shares sold hereunder and shall continue in full force and effect unaffected by any subsequent disposition of the Offered Shares by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Final Prospectuses, any amendments or supplements related thereto or the distribution of the Offered Shares.

Section 15  No Advisory or Fiduciary Relationship.

The Company and the Selling Shareholder acknowledge and agree that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, the Selling Shareholder and the Underwriters, (b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, the Selling Shareholder or any of their shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company or the Selling Shareholder with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or the Selling Shareholder on other matters) and no Underwriter has any obligation to the Company or the Selling Shareholder with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and the Selling Shareholder, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company and the Selling Shareholder have each consulted their own legal, accounting, regulatory and tax advisors to the extent deemed appropriate.

Section 16  Notices.

All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:

(a)	If to the Underwriters:

Canaccord Genuity Corp. 161 Bay Street, Suite 3100 Toronto, Ontario M5J 2S1
	Facsimile:	(416) 869-3876
	Attention:	Steven Winokur

Canaccord Genuity Inc. 99 High Street, 12th Floor Boston, Massachusetts, USA 02110
	Facsimile:	(617) 788-1553
	Attention:	Equity Capital Markets

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP 5300 Commerce Court West, 199 Bay Street Toronto, Ontario, Canada M5L 1B9
	Facsimile:	(416) 947-0866
	Attention:	Martin Langlois

and a copy (which shall not constitute notice) to:

Choate, Hall & Stewart LLP Two International Place Boston, Massachusetts, USA 02110
	Facsimile:	(617) 248-4000
	Attention:	Frederick Callori

(b)	If to the Company:

Hydrogenics Corporation 220 Admiral Boulevard Mississauga, Ontario, Canada L5T 2N6
	Facsimile:	(905) 361-3626
	Attention:	Daryl Wilson

with a copy (which shall not constitute notice) to:

Torys LLP 79 Wellington Street West, 30th Floor Box 270, TD Centre Toronto, Ontario, Canada M5K 1N2
	Facsimile:	(416) 865-7380
	Attention:	John Emanoilidis

(c)	If to the Selling Shareholder:

CommScope, Inc. of North Carolina 1110 CommScope Place SE Hickory, North Carolina 28602 USA
	Facsimile:	(828) 323-4849
	Attention:	Philip M. Armstrong, Jr.

with a copy (which shall not constitute notice) to:

Gardiner Roberts LLP Scotia Plaza, Suite 3100 40 King Street West Toronto, Ontario, Canada M5H 3Y2
	Facsimile:	(416) 865-6636
	Attention:	Kathleen Skerrett

Any party hereto may change the address for receipt of communications by giving written notice to the others.

Section 17  Authority and Use of the Advice of the Underwriters.

The Company and the Selling Shareholder shall be entitled to rely and shall act on any notice, waiver, extension or other communication given by or on behalf of the Lead Underwriter, who has the authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters. The Company and the Selling Shareholder agree that all written and oral opinions, advice, analysis and materials provided by the Underwriters in connection with the offering and sale of the Offered Shares are intended solely for the Company and the Selling Shareholder’s benefit and for the Company and the Selling Shareholder’s use only, and each of the Company and the Selling Shareholder covenant and agree that no such opinions, advice or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the prior consent of the Underwriters in each specific circumstance.

Section 18  Successors.

This Agreement will inure to the benefit of and be binding upon the parties hereto, including any substitute Underwriters pursuant to Section 10 hereof, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 11 and in each case their respective successors and personal representatives, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of the Offered Shares as such from any of the Underwriters merely by reason of such purchase.

Section 19  Time of the Essence.

Time shall be of the essence of this Agreement.

Section 20  Partial Unenforceability.

The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

Section 21  Governing Law and Venue.

 This Agreement shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein governing contracts made and to be performed wholly therein and without reference to its principles governing the choice or conflict of laws. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario, sitting in the City of Toronto, with respect to any dispute related to this Agreement.

Section 22  Counterparts/Facsimile Signatures.

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

Section 23  General Provisions.

(1)  This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof including the engagement letter dated April 3, 2014 between the Company and the Lead Underwriter. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

(2)  Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions of Section 11 and the contribution provisions of Section 12, and is fully informed regarding the said provisions. Each of the parties hereto further acknowledges that the provisions of Section 11 and Section 12 hereto fairly allocate the risks in light of the ability of the parties to investigate the Company, its affairs and its business in order to assure that adequate disclosure has been made in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, each free writing prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus (or any amendments and supplements thereto), as required by the Canadian Securities Laws, the Securities Act and the Exchange Act.

(3)  The Company acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of its investment bankers.  The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ investment banking divisions. The Company acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short position in debt or equity securities of the companies which may be the subject to the transactions contemplated by this Agreement.

[Remainder of page left intentionally blank. Signature page follows.]

The foregoing is agreed by the parties as of the date first mentioned above.

CANACCORD GENUITY CORP.

By:	(Signed) “Steve Winokur”
Name: Steve Winokur
Title: Managing Director

CANACCORD GENUITY INC.

By:	(Signed) “Jennifer Pardi”
Name: Jennifer Pardi
Title: Managing Director

CRAIG-HALLUM CAPITAL GROUP LLC
By:	(Signed)“Patricia Bartholomew”
Name: Patricia Bartholomew
Title: Managing Partner

ROTH CAPITAL PARTNERS, LLC
By:	(Signed) “Aaron M. Gurewitz”
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

COMMSCOPE, INC. OF NORTH CAROLINA
By:	(Signed) “Philip M. Armstrong, Jr.”
Name: Philip M. Armstrong, Jr.
Title: Senior Vice President

HYDROGENICS CORPORATION
By:	(Signed) “Robert Motz”
Name: Robert Motz
Title: Chief Financial Officer and Corporate Secretary

SCHEDULE “A“

INFORMATION AND FREE WRITING PROSPECTUSES
INCLUDED IN THE GENERAL DISCLOSURE PACKAGE

None.

SCHEDULE “B“

COMPANY AND SUBSIDIARIES

Name	Jurisdiction of Organization

Hydrogenics Corporation	Canada (CBCA)

Hydrogenics Europe NV	Belgium

Hydrogenics GmbH	Germany

Hydrogenics Holdings GmbH	Germany

Hydrogenics USA Inc.	USA

EXHIBIT “A”
LIST OF PERSONS SUBJECT TO LOCK-UP

Directors

Daryl Wilson*
Joseph Cargnelli*
Douglas Alexander
Michael Cardiff
Henry Gnacke
Donald Lowry

Officers

Daryl Wilson*
Joseph Cargnelli*
Bob Motz
Wido Westbroek

Entities

Enbridge Inc.

* Denotes director and officer.

EXHIBIT “B”
FORM OF LOCK-UP AGREEMENT

__________, 2014

Canaccord Genuity Corp.
Canaccord Genuity Inc.

c/o Canaccord Genuity Corp.
161 Bay Street, Suite 3100
Toronto, Ontario M5J 2S1

Re:        Hydrogenics Corporation - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that this lock-up agreement (the “Lock-Up Agreement”) is being delivered to you in connection with the Underwriting Agreement (the “Underwriting Agreement”) to be entered into by Hydrogenics Corporation (the “Company”), CommScope, Inc. of North Carolina, Canaccord Genuity Corp. (the “Lead Underwriter”), and the other Underwriters named in the Underwriting Agreement (collectively, the “Underwriters”), with respect to the public offering (the “Offering”) of common shares in the capital of the Company (“Common Shares”).

In consideration of the benefit that the Offering will confer upon the undersigned as a director, officer, employee, shareholder (as applicable) of the Company, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, in respect of Common Shares owned directly or indirectly by the undersigned, or under control or direction of the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership (collectively, the “Locked-Up Securities”), during the period beginning from the date hereof and ending on August 12, 2014 (the “Lock-Up Period”), the undersigned will not, without the prior written consent of the Lead Underwriter (such consent not to be unreasonably withheld): (i) issue, offer, sell (including, without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) promulgated thereunder (the “Exchange Act”), with respect to, any Locked-Up Securities, or any securities convertible into or exchangeable or exercisable for, or warrants or other rights to purchase, the foregoing; (ii) file or cause to become effective a registration statement under the United States Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder (the “Securities Act”), or to file a prospectus in Canada, relating to the offer and sale of any Locked-Up Securities or securities convertible into or exercisable or exchangeable for Locked-Up Securities or other rights to purchase Locked-Up Securities or any other securities of the Company that are substantially similar to the Locked-Up Securities, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing; (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Locked-Up Securities or any other securities of the Company that are substantially similar to the Locked-Up Securities, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii).

The foregoing paragraph shall not apply to: (A) the issuance of stock options granted to the undersigned not exercisable during the Lock-Up Period; (B) bona fide gifts, provided the recipient thereof agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement; (C) dispositions to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that such trust agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement; or (D) pursuant to a bona fide third party take-over bid made to all holders of Common Shares of the Company or similar acquisition transaction provided that in the event that the take-over bid or acquisition transaction is not completed, any Locked-Up Securities shall remain subject to the restrictions contained in this Lock-Up Agreement. For purposes of this paragraph, “immediate family” shall mean the undersigned and the spouse, any lineal descendent, father, mother, brother or sister of the undersigned.

The undersigned represents and warrants that the undersigned now has, and, except as contemplated above, for the duration of the Lock-Up Period will have, good and marketable title to the Locked-Up Securities, free and clear of all liens, encumbrances, and claims whatsoever [other than those granted pursuant to the terms of the undersigned’s existing credit facilities]1. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Locked-Up Securities except in compliance with the foregoing restrictions.

In addition, the undersigned hereby waives any and all pre-emptive rights, participation rights, resale rights, rights of first refusal and similar rights that the undersigned may have in connection with the Offering or with any issuance or sale by the Company of any equity or other securities in connection with the Offering.

Notwithstanding the foregoing, if: (i) during the last seventeen (17) calendar days of the Lock-Up Period, the Company issues an earnings release, or material news or a material event relating to the Company occurs; or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16) day period beginning on the last day of the Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the eighteen (18) day period beginning on the date of the issuance of the earnings release, or the occurrence of the material news or material event, as applicable, unless the Lead Underwriter waives, in writing, such extension (which waiver may be withheld at the sole discretion of the Lead Underwriter), provided, however, that such extension of the Lock-Up Period shall not apply if: (i) at the expiration of the Lock-Up Period, the Common Shares are “actively traded securities” (as defined in SEC Regulation M); and (ii) the Company meets the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act in the manner contemplated by NASD Rule 2711(f)(4) of the FINRA Manual. The Company will provide the Underwriters with prior notice of any such announcement that gives rise to an extension of the Lock-Up Period.

_________________________
1 CommScope Lock-Up Only.

The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Common Shares.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward the consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and assigns, and shall enure to the benefit of the Company, the Underwriters and their legal representatives, successors and assigns. Notwithstanding the foregoing, this Lock-Up Agreement and the undersigned’s obligations hereunder shall expire and cease to have any further force or effect if the Offering does not close within thirty (30) days following the date hereof.

The obligations of the undersigned pursuant to this Lock-Up Agreement may be waived in writing in whole or in part by the Lead Underwriter in its sole discretion.

This Lock-Up Agreement is governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

Yours very truly,

Name: